UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 23, 2020

WILLIAM LYON HOMES

(Exact name of registrant as specified in its charter)

Delaware	001-31625	33-0864902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

(Address of principal executive offices and zip code)

(949) 833-3600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	WLH	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On January 23, 2020, William Lyon Homes, a Delaware corporation (the “Company” or “William Lyon Homes”), reached an agreement to resolve two purported stockholder class action lawsuits filed on behalf of Company stockholders in the United States District Court for the Central District of California and one purported stockholder class action lawsuit filed on behalf of Company stockholders in the United States District Court for the District of Delaware. Each of these lawsuits was filed following the announcement of the proposed combination of the Company and Taylor Morrison Home Corporation (“Taylor Morrison” and the combination, the “Merger”).

The lawsuits, captioned Stein v. William Lyon Homes, et al., Case No. 8:19-cv-02380 (C.D. Cal. filed Dec. 10, 2019) (the “Stein Action”), Kent v. William Lyon Homes, et al., Case No. 1:19-cv-02276 (D. Del. filed Dec. 13, 2019) (the “Kent Action”), and McBride v. William Lyon Homes, et al., Case No. 8:20-cv-00056 (C.D. Cal. filed Jan. 10, 2020) (the “McBride Action,” and together with the Stein Action and the Kent Action, the “Actions”), challenge the adequacy of the disclosure contained in the Company’s Definitive Proxy Statement/Prospectus, filed with the Securities and Exchange Commission in connection with the Merger on December 26, 2019 (the “Definitive Proxy Statement/Prospectus”).

In order to resolve the Actions, the Company has agreed to make the following amended and supplemental disclosures (the “Supplemental Disclosures”) to the Definitive Proxy Statement/Prospectus. The plaintiffs in each of the Actions have agreed that, following the filing of this Current Report on Form 8-K (this “Report”), they will dismiss the Actions in their entirety, with prejudice as to the named plaintiffs and without prejudice to all other members of the putative class.

The resolution of the Actions will not affect the timing of the special meeting of the Company’s or Taylor Morrison’s stockholders, which are each scheduled to be held on January 30, 2020, or the amount of the consideration to be paid to the Company’s stockholders in connection with the Merger. The resolution of the Actions is not, and should not be construed as, an admission of wrongdoing or liability by the Company or any defendant in any such Action. Furthermore, nothing in this Report or the resolution of the Actions shall be deemed an admission of the legal necessity or materiality of any of the Supplemental Disclosures. To the contrary, the Company and the defendants deny that any further disclosure regarding the Merger is required under applicable laws other than that which has already been provided in the Definitive Proxy Statement/Prospectus. However, to avoid any risk of the Actions delaying or adversely affecting the Merger, to minimize the expense, burden, distraction and inconvenience of continued litigation and to resolve plaintiffs’ claims asserted in the Actions, the Company has agreed to make the Supplemental Disclosures to the Definitive Proxy Statement/Prospectus.

SUPPLEMENTAL DISCLOSURES TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

The following Supplemental Disclosures should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information in the Supplemental Disclosures differs from or updates information contained in the Definitive Proxy Statement/Prospectus, the information in the Supplemental Disclosures shall supersede or supplement the information in the Definitive Proxy Statement/Prospectus. Defined terms used but not defined in the Supplemental Disclosures have the meanings set forth in the Definitive Proxy Statement/Prospectus. Paragraph and page references used herein refer to the Definitive Proxy Statement/Prospectus before any additions or deletions resulting from the Supplemental Disclosures. The Supplemental Disclosures speak only as of the date on which the information contained therein was prepared and provided to the Board of Directors (the “Board”) of the Company in connection with, and at the time of, the Board’s evaluation of the Merger (including with respect to any forecasts, projections, or other forward-looking statements contained in the Supplemental Disclosures with respect to the Company or Taylor Morrison), and no such information has been updated or otherwise revised to reflect subsequent events since such date. The inclusion of the projections in the Definitive Proxy Statement/Prospectus (the “Projections”) should not be regarded as an indication that any of the Company, Taylor Morrison or their respective affiliates, advisors or representatives considered such projections to be predictive of actual future events, and the Projections should not be relied upon as such. The Projections constitute forward-looking statements and no assurances can be given that the assumptions made in preparing such Projections will accurately reflect future conditions. Accordingly, there can be no assurance that the prospective results or synergies will be realized or that actual results, including synergies, will not be significantly higher or lower than estimated. None of William Lyon Homes, Taylor Morrison or their respective affiliates, advisors, officers, directors, partners or representatives undertake any obligation to update or otherwise revise or reconcile these Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error, in each case, except as may be required under applicable law. William Lyon Homes and Taylor Morrison advised the recipients of the Projections that their internal financial forecasts upon which the Projections were based are subjective in many respects. While presented with numerical specificity, the Projections were based on numerous variables and assumptions known to William Lyon Homes and Taylor Morrison at the time of their preparation. These variables and assumptions are inherently uncertain and many are beyond the control of William Lyon Homes and Taylor Morrison. Unless stated otherwise, the new text in the Supplemental Disclosures is bolded, italicized and underlined and any deleted text is bolded, italicized and denoted with a strikethrough to highlight the supplemental information being disclosed.

On page 90 of the Definitive Proxy Statement/Prospectus, the final paragraph of the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Financial Analysis of William Lyon Homes—Public Trading Multiples” is amended as follows:

These multiples were then applied to William Lyon Homes 2019E earnings per share ($1.40), 2020E earnings per share ($2.27) and estimated tangible book value as of September 30, 2019 ($18.95), in each case based on William Lyon Homes management forecasts provided to J.P. Morgan, yielding implied equity values for the shares of William Lyon Homes common stock of approximately $11.25 to $17.00 for 2019E earnings per share, $15.25 to $23.75 for 2020E earnings per share and $17.00 to $28.75 per share for tangible book value, as compared to the closing share price of William Lyon Homes Class A common stock of $19.30 on November 4, 2019 and the implied value of the merger consideration of $21.80.

On page 91 of the Definitive Proxy Statement/Prospectus, the final paragraph of the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Financial Analysis of William Lyon Homes—Selected Transaction Analysis” is amended as follows:

J.P. Morgan applied this range of multiples derived from such analysis to the William Lyon Homes P/TBV as of September 30, 2019 ($18.95) and arrived at an estimated range of implied equity values for William Lyon Homes common stock of between $17.00 and $31.50 per share, as compared to the closing share price per share of William Lyon Homes Class A common stock of $19.30 on November 4, 2019 and the implied value of the Merger Consideration of $21.80. These ranges were determined using 2019E EPS of $1.40, 2020E EPS of $2.27, and estimated tangible book value per share as of September 30, 2019 of $18.95.

On pages 91 to 92 of the Definitive Proxy Statement/Prospectus, the final paragraph of the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Financial Analysis of William Lyon Homes—Discounted Cash Flow Analysis” is amended as follows:

J.P. Morgan also calculated a range of terminal values of William Lyon Homes at the end of the 5-year period ending 2024 by applying a terminal value growth rate ranging from 0.25% to 0.75%, which range J.P. Morgan determined on the basis of its professional judgment and experience in the industry, to the unlevered free cash flow of William Lyon Homes during the final year of the 5-year period. The unlevered free cash flows for 2020-24 and the range of terminal values were then discounted to present values using a range of discount rates from 7.25% to 8.25%, which were chosen by J.P. Morgan based upon an analysis by J.P. Morgan of the weighted average cost of capital of William Lyon Homes, and on the basis of its professional judgment and experience in the industry. The unlevered present values, which were calculated to exclude all contribution from William Lyon Homes’ various joint ventures, were adjusted to take into account the present value of forecasted distributions from William Lyon Homes’ various joint ventures using a cost of equity range of 15%-20%, which resulted in a range of $116 million to $99 million, and estimated net debt of $1,111 million in each case, as provided by William Lyon Homes management. Based on the management forecasts provided by William Lyon Homes, the discounted cash flow analysis indicated a range of implied equity values per share of William Lyon Homes common stock of between $20.75 and $30.75, as compared to the closing share price per share of William Lyon Homes Class A common stock of $19.30 on November 4, 2019 and the implied value of the Merger Consideration of $21.80.

On page 92 of the Definitive Proxy Statement/Prospectus, the second paragraph of the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Financial Analysis of Taylor Morrison—Discounted Cash Flow Analysis” is amended as follows:

J.P. Morgan calculated the present value of the unlevered free cash flows that Taylor Morrison is expected to generate during fiscal years 2020 through 2024 based upon financial forecasts of management of Taylor Morrison, as adjusted by management of William Lyon Homes and provided to J.P. Morgan by the management of William Lyon Homes. The unlevered free cash flow estimates for Taylor Morrison used by J.P. Morgan, after reflecting adjustments made by management of William Lyon Homes, were as follows (in millions): $(7) for 2020E; $263 for 2021E; $350 for 2022E; $357 for 2023E; and $363 for 2024E.

On page 92 of the Definitive Proxy Statement/Prospectus, the final paragraph of the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Financial Analysis of Taylor Morrison—Discounted Cash Flow Analysis” is amended as follows:

J.P. Morgan also calculated a range of terminal values of Taylor Morrison at the end of the 5-year period ending 2024 by applying a terminal value growth rate ranging from 0.25% to 0.75%, which range J.P. Morgan determined on the basis of its professional judgment and experience in the industry, to the unlevered free cash flow of Taylor Morrison during the final year of the 5-year period. The unlevered free cash flows for 2020-24 and the range of terminal values were then discounted to present values using a range of discount rates from 6.75% to 7.75%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Taylor Morrison, and on the basis of its professional judgment and experience in the industry. The present values were adjusted to take into account net debt (of $1,785 million) and minority interest. Based on the management forecasts provided by management of Taylor Morrison, as adjusted by management of William Lyon Homes and provided to J.P. Morgan by management of William Lyon Homes, the discounted cash flow analysis indicated a range of implied equity values per share of Taylor Morrison common stock of between $25.75 and $35.75, as compared to the closing share price of Taylor Morrison common stock of $24.13 on November 4, 2019.

On pages 93 to 94 of the Definitive Proxy Statement/Prospectus, the section entitled “The Merger—Opinion of William Lyon Homes’ Financial Advisor, J.P. Morgan—Other Financial Analyses—Intrinsic Value Creation Analysis” is amended as follows:

J.P. Morgan conducted an illustrative implied intrinsic value creation analysis based on the William Lyon Homes Management forecasts provided by the management of William Lyon Homes and the Taylor Morrison forecasts as adjusted by the management of William Lyon Homes and provided to J.P. Morgan by William Lyon Homes management, which compared the implied equity value of William Lyon Homes common stock and Taylor Morrison common stock derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value, taking into account the William Lyon Homes Estimated Synergies. J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of (i) the implied equity values of the William Lyon Homes common stock and the Taylor Morrison common stock using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, and (ii) the estimated present value of approximately $775 million of the synergies included in the Synergies (representing net present value of run-rate synergies of approximately $75 million), net of any related costs to achieve such synergies, which were estimated at $20 million and discounted to present value using a 7.75% discount rate and a 0.50% terminal growth rate, both of which J.P. Morgan determined to be appropriate based on their professional judgement and experience in the industry, net of estimated transaction expenses, which Synergies, related costs and transaction expenses were furnished to J.P. Morgan by William Lyon Homes management, less (iii) the Cash Consideration paid to holders of shares of William Lyon Homes common stock of approximately $101 million and transaction expenses paid in cash of approximately $100 million. J.P. Morgan determined the implied value to the holders of William Lyon Homes common stock by multiplying the pro forma equity value of the combined company by the pro forma equity ownership percentage of the combined company attributable to the existing holders of William Lyon Homes common stock pursuant to the merger. This analysis indicated that, on an illustrative basis, the merger created hypothetical incremental implied value of 19.1% to the holders of shares of William Lyon Homes common stock.

On page 96 of the Definitive Proxy Statement/Prospectus, the summary of the William Lyon Homes Management Projections at the end of the section entitled “Certain Unaudited Projected Financial Information—Summary of the William Lyon Homes Management Projections” is amended as follows:

A summary of the William Lyon Homes Management Projections discussed above is presented below:

	Year Ending December 31, ($ in millions)
	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue(1)	$2,106	$2,269	$2,396	$2,491	$2,535	$2,579
Total Adjusted Gross Margin(2)	429	486	532	567	587	598
Total Adjusted Pre-Tax Income(2)	199	242	281	310	303	308
Unlevered Free Cash Flow(3)		15	64	217	146	152
JV Distributions		31	34	18	17	17

(1)	Includes financial services revenue, which, together with financial services cost of sales, was shown as operating income in the forecast provided to Taylor Morrison.
(2)	Adjusted for interest amortized through cost of goods sold.
(3)

The estimated terminal unlevered free cash flow of William Lyon Homes (not presented in the table above) was $158 million. Unlevered Free Cash Flow (including such estimated terminal unlevered free cash flow) was calculated by members of William Lyon Homes management based on the William Lyon Homes Management Projections and provided to J.P. Morgan for purposes of J.P. Morgan’s discounted cash flow analysis in connection with its opinion delivered to the William Lyon Homes Board on November 5, 2019, and excludes cash flows from consolidated and unconsolidated joint ventures. The Unlevered Free Cash Flow calculations were not provided to Taylor Morrison.

* * *

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of William Lyon Homes, a Delaware corporation (“William Lyon Homes”), or Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of William Lyon Homes and Taylor Morrison and the ability to recognize the anticipated benefits from the combination of William Lyon Homes and Taylor Morrison, and the amount of time it may take to realize those benefits, if at all; the risks associated with William Lyon Homes’ and Taylor Morrison’s ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of William Lyon Homes, Taylor Morrison, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for William Lyon Homes’ and Taylor Morrison’s homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of William Lyon Homes or Taylor Morrison from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in William Lyon Homes’ and Taylor Morrison’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither William Lyon Homes nor Taylor Morrison has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between William Lyon Homes and Taylor Morrison, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). William Lyon Homes and Taylor Morrison have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF WILLIAM LYON HOMES AND TAYLOR MORRISON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLIAM LYON HOMES, TAYLOR MORRISON, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by William Lyon Homes and Taylor Morrison through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223, and may obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060.

Participants in the Merger Solicitation

William Lyon Homes, Taylor Morrison, and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of William Lyon Homes and Taylor Morrison in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019, and information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019. These documents are available free of charge as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 23, 2020

WILLIAM LYON HOMES

By:	/s/ JASON R. LILJESTROM
Name:	Jason R. Liljestrom
Its:	Senior Vice President, General Counsel and Corporate Secretary